Artificial Life, Inc.

Incorporated in the State of Delaware

United States of America

April 19, 2011

Via Edgar and Facsimile

United States Securities and

Exchange Commission

Washington, D.C.  20549

Attn:  Jaime G. John, Staff Accountant

Re:

Artificial Life, Inc.

Form 8-K filed April 6, 2011

File No. 000-25-75

Gentlemen and Ladies:

This letter provides a response to the comments contained in your letter of April 12, 2011, regarding the Company’s Form 8-K filed April 6, 2011 (the “Form 8-K”).  This response is numbered in accordance with the numbered comments contained in your letter.

Item 4.01 Changes in Registrant’s Certifying Accountant

Comment:

1.

We note your disclosure that during the company’s fiscal year ended December 31, 2010 and the subsequent interim period there were no disagreements or reportable events.  However, we further note the disclosure included in the fourth paragraph regarding accounting matters that were identified by KPMG which remained unresolved at the end of KPMG’s engagement.  Please describe in greater detail these matters and tell us how you determined that there were no disagreements or reportable events.

Response:

In response to the above comment from the staff relating to the Company’s Form 8-K, the Company would like to clarify the disclosures contained in the Form 8-K for the staff’s consideration.  Specifically, the above comment asks the Company to “tell us how you determined that there were no disagreements or reportable events” when in fact the Form 8-K provides:

“KPMG was engaged by the Company on April 13, 2010. During the Company’s fiscal year ended December 31, 2010, and the subsequent interim period through the date of KPMG’s dismissal, there were no disagreements between the Company and KPMG on

Securities and Exchange Commission

April 19, 2011

any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its report on the Company’s consolidated financial statements, and there were no reportable events as that term is described in Item 304(a)(1)(v) of Regulation S-K, except as set out below.

During the course of the audit of the Company’s financial statements for the fiscal year ended December 31, 2010, KPMG identified a number of accounting matters that would have prevented KPMG from rendering an unqualified opinion if the issues were not resolved. After KPMG notified the Company of such matters, the Company provided KPMG with various detailed assessments.  In late March 2011, there were discussions between the Company, its audit committee and KPMG in connection with these matters, which principally related to: accounting for a Joint Venture agreement, reserves for accounts receivables, revenue recognition and impairment of license rights related to its 2010 fiscal year. These issues remained unresolved at the end of KPMG’s engagement.”

(Emphasis supplied.)

As you can see, the Company stated that there were no matters or disagreements between the Company and KPMG “except as set out below” and these disclosures made reference to and described certain matters which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its report on the Company’s consolidated financial statements.  KPMG delivered a letter to the SEC agreeing with the above disclosures and such letter was filed as an exhibit to the Form 8-K.  Accordingly, the Company respectfully submits to the staff that no amendment to its Form 8-K is necessary or required at this time.

Comment:

2.

If you amend your Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

Response:

See the response to above Comment 1; the Company respectfully submits that no amendment is appropriate at this time; should the Company amend the Form 8-K, it will include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K, as required.

Securities and Exchange Commission

April 19, 2011

Comment:

3.

Please ensure that you file a Form 8-K, as appropriate, when you engage your new accountant.

Response:

The Company acknowledges the comments of the staff and, as noted in the Company’s public filings, the Company is in the process of selecting new auditors.  When such new auditors have been engaged, the Company will file a new Form 8-K relating to such engagement.

In connection with the foregoing, the Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800.

Very truly yours,

/s/ Eberhard Schoneburg

Chief Executive Officer

Artificial Life, Inc.